UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2026

Commission File Number 001-42981

DAVION HEALTHCARE PLC

(Translation of registrant’s name into English)

Unit A, West Cork Business Park

Clonakilty

County Cork

P85 FV48

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ITEM 7.01 REGULATION FD DISCLOSURE

In response to shareholder enquiries, Davion Healthcare Plc confirms that, according to records provided by its transfer agent, Vstock Transfer LLC, 7,877,590 ordinary shares were registered in the name of Cede & Co., the nominee of The Depository Trust Company (DTC), as of November 6, 2026.

Cede & Co. holds these shares as registered nominee for DTC participants on behalf of underlying beneficial owners. This figure represents a registration balance at that date and does not constitute a measure of shares available for sale or lending, short interest, or failures to deliver.”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAVION HEALTHCARE PLC

By:	/s/ Glenn Williams
Name: Glenn Williams Title: Chief Executive officer

Date: November 9th, 2026

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